MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

5 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 22nd of December 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

Your Fax: 0161 232 6524

RECEIVED

2006 JAN 11 A 10:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 December, 2005

Legal & General

Legal & General Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Tel 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
Attn: Company Secretary

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	155,533
HSBC Global Custody Nominee (UK) Ltd A/C 923363	872,200
HSBC Global Custody Nominee (UK) Ltd A/c 775237	199,000
HSBC Global Custody Nominee (UK) Ltd A/c 942199	803,000
HSBC Global Custody Nominee (UK) Ltd A/c 942229	800,000
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,349,333
HSBC Global Custody Nominee (UK) Ltd A/c 942205	805,000
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,940,000
HSBC Global Custody Nominee (UK) Ltd A/c 942187	800,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,351,439
HSBC Global Custody Nominee (UK) Ltd A/c 770286	469,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,084,472
HSBC Global Custody Nominee (UK) Ltd A/c 866203	756,900
HSBC Global Custody Nominee (UK) Ltd A/c 969995	973,984
HSBC Global Custody Nominee (UK) Ltd A/c 754612	4,206,066
HSBC Global Custody Nominee (UK) Ltd A/c 361602	57,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605	4,179,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	657,326
HSBC Global Custody Nominee (UK) Ltd A/c 766793	355,000
HSBC Global Custody Nominee (UK) Ltd A/c 824434	209,555
HSBC Global Custody Nominee (UK) Ltd A/c 924422	335,000
	30,358,808 6.99%

6.67%

We currently have a notifiable interest in 30,358,808 Ordinary 30p shares which we understand represents 6.99% of that class of your share capital calculated on an issued share capital of 43[illegible],152,761 Ordinary 30p shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Tasker on 020 7528 6818.

Yours faithfully,

Helen Tasker
Authorised Signatory

Sarah Greenfield
Authorised Signatory

H15018 PS138

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	155,533
HSBC Global Custody Nominee (UK) Ltd A/c 923363	872,200
HSBC Global Custody Nominee (UK) Ltd A/c 775237	199,000
HSBC Global Custody Nominee (UK) Ltd A/c 942199	803,000
HSBC Global Custody Nominee (UK) Ltd A/c 942229	800,000
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,349,333
HSBC Global Custody Nominee (UK) Ltd A/c 942205	805,000
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,940,000
HSBC Global Custody Nominee (UK) Ltd A/c 942187	800,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,351,439
HSBC Global Custody Nominee (UK) Ltd A/c 770286	469,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,084,472
HSBC Global Custody Nominee (UK) Ltd A/c 866203	756,900
HSBC Global Custody Nominee (UK) Ltd A/c 969995	973,984
HSBC Global Custody Nominee (UK) Ltd A/c 754612	4,206,066
HSBC Global Custody Nominee (UK) Ltd A/c 361602	57,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605	4,179,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	657,326
HSBC Global Cusotdy Nominee (UK) Ltd A/c 766793	355,000
HSBC Global Custody Nominee (UK) Ltd A/c 824434	209,555
HSBC Global Custody Nominee (UK) Ltd A/c 924422	335,000
Total	30,358,808

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

22 December 2005

12. Total holding following this notification

30,358,808, 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

6.67% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon – 01706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon – Group Company Secretary

Date of notification

22 December 2005

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2006 JAN 11 A 10:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

5 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 29th of December 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

Released 29/12

AUS 847508

RECEIVED

2005 JAN 11 A 10:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc ✓

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited ✓

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above ✓

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied ✓

5. Number of shares / amount of stock acquired

Not supplied ✓

6. Percentage of issued class

Not supplied ✓

7. Number of shares / amount of stock disposed

Not supplied ✓

8. Percentage of issued class

Not supplied ✓

9. Class of security

Ordinary shares of 30p each ✓

10. Date of transaction

21 December 2005 ✓

11. Date company informed

23 December 2005

12. Total holding following this notification

No longer a notifiable interest

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) is a member of the investment banking business of Credit Suisse and reference to CSFB in this notice includes all of the subsidaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – Tel +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification 29/12/2005

29 December 2005

CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone +44 (0)20 7888 8888
Facsimile +44 (0)20 7888 1600
www.csfb.com

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

23 December 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 21 December 2005, following disposals, Credit Suisse First Boston (Europe) Limited no longer has a notifiable interest in shares of the Company for the purpose of section 198 of the Act.

CSFBEL is a member of the investment banking business of Credit Suisse and reference to CSFB in this letter includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL is interested.

Yours faithfully

Robert Daborn
Vice President – Legal and Compliance

29/12/2005
A&S 061638

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only.
The interest in 3,271,881 30p shares arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 52,810,875 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.
The interest in 7,052,843 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

3,271,881 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 52,810,875 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

Not supplied

11. Date company informed

23 December 2005

12. Total holding following this notification

63,135,599 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

13.84% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

29/12/2005

Date of notification

29 December 2005

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON

13.84%

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

22 December 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 20 December 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, ~~New York~~, NY 10004, USA, was interested, by attribution only, in a total of 63,135,599 shares. 13.84%

Of these 63,135,599 shares:

- The interest in 3,271,881 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 52,810,875 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

- The interest in 7,052,843 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.